

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via E-mail
Enrique Cueto Plaza
Chief Executive Officer
LAN Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: LAN Airlines S.A.**
> **Registration Statement on Form F-4**
> **Filed November 15, 2011**
> **File No. 333-177984**

Dear Mr. Cueto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Tell us whether the bidder is relying on any of the cross-border exemptions set forth in Regulation 14D for the exchange offer, and if so, identify the exemption(s) and the facts supporting your reliance in your response letter.

2. In your response letter and with a view to possible additional disclosure, describe any potential "second step" transactions, including put or other rights, that may exist under Brazilian law after this transaction as to remaining security holders of TAM who elect not to participate in this exchange offer. We may have additional comments.

3. We note there are outstanding comments on the LAN Airlines S.A. Annual Report on Form 20-F for the fiscal year ended December 31, 2010. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form F-4.

4. We note that the prospectus contains a number of blanks related to information which appears to be historical in nature, e.g., dates related to certain board meetings of LAN and TAM and the Appraisal Report, or otherwise readily available, e.g., certain points of contact for various information requests. Please revise as applicable or advise.

Registration Statement Cover Page

Fee Table

5. We note footnotes 1 and 2 to the fee table discuss the exempt offerings under Regulation S and Section 4(2). We further note footnote 2 indicates that the shares registered include a portion of the LAN common shares that are to be offered and sold outside the United States in the Regulation S offering that may be resold in the United States or to US persons, but we do not see disclosure throughout the registration statement in regards to shares being offered for resale. Please revise or advise. As part of your response, please include an analysis regarding registering the resale of the shares offered pursuant to Regulation S on this registration statement.

6. In this regard, we also note that LAN and Holdco II are co-registrants, with each registering common stock, but of different amounts. Please explain to us why both are registering their common stock.

Prospectus Cover Pages

7. Please refer to the second paragraph on page iv. Please revise to provide the closing price of LAN common shares on the SSE and LAN ADSs on the NYSE as of the most recent practicable date.

8. Please refer to the third paragraph on page iv. Please revise the last sentence to specify the date by which TAM security holders must request this information. Please also move this information to the inside front cover page. Refer to Item 2 of Form F-4.

Question and Answers About the Proposed Combination, page 1

Q. How will LAN and TAM combine?, page 1

9. We note your disclosure in the Proposed Combination of LAN and TAM section on page 23 that upon completion of the combination transactions, LAN will own 20% of the voting and 100% of the non-voting shares of Holdco I. We also note that certain TAM common shares to be acquired by LAN through the various combination transactions will be transferred to Holdco I. Please revise this section and the prospectus throughout to clarify the material transactions or steps which will contribute to the final ownership structure.

10. Please include a separate Q&A to discuss the reasons why the TAM controlling shareholders upon completion of the combination transactions will own at least 80% of the voting shares of Holdco I. For example, are there regulatory or foreign ownership restrictions imposed by Brazilian law?

Q. If I hold TAM shares and would like to tender my TAM shares in the exchange offer, page 4

11. You state that only QIBS can tender their shares in the Auction on Bovespa, while other US holders may only tender through the US exchange agent. Tell us why you believe this is consistent with the equal treatment provisions of Regulation 14D, given that holders who tender in Brazil on the Bovespa will receive BDSs.

Q. How do I accept the exchange offer?, page 6

12. Where possible, provide an estimate of the time and expense associated with the method of tender outlined in this section.

Q. What percentage of LAN common shares, page 9

13. Please revise to disclose the maximum number of LAN common shares to be issued, assuming all TAM shares and TAM ADSs are tendered in the exchange offer and the other combination transactions are completed as contemplated. Please also revise the first risk factor on page 43 accordingly.

Q. What will happen if the delisting condition and the squeeze-out condition, page 10

14. Our understanding is that the delisting conditions and the squeeze-out conditions are conditions to the completion of the exchange offer. Therefore, why does this section seem to imply that either may not be satisfied? Are you referring to the parties' ability to waive either or both offer conditions?

15. See our last comment above. Depending on your response, here or in a separate section, explain what will happen to TAM holders who do not tender into the offer if either the delisting or squeeze-out conditions are not met. Explain whether LAN has the ability or intent to eliminate such remaining target shareholders at lower ownership percentages. If so, how and when does it intend to do so?

Where you can find more information, page 13

16. Refer to the last paragraph on page 13. The language here states that the exchange offer is not directed to certain target holders, including those "to whom it is unlawful to direct these types of activities." Explain how this complies with the all holders provisions in Rule 14d-10 which require the offer to be open to all target holders. In addition, explain

how target holders would know whether it is illegal to direct the offer to them, since this would presumably be based on actions or inactions by LAN. Alternatively, delete or revise this language.

Cautionary Statement Regarding Forward-Looking Statements, page 18

17. Refer to the last paragraph on page 19. Revise to indicate that the filers have an obligation to update the disclosure pursuant to Rule 14d-3(b).

Summary, page 22

Proposed Combination of LAN and TAM, page 23

18. Please consider adding diagrams or charts with graphics to help illustrate the narrative descriptions of the combination transactions. These charts should illustrate the various steps of the combination transactions to include the final organizational structure including the relative ownership, e.g., voting and economic rights, between LAN and the TAM controlling shareholders of Holdco I and TAM, respectively. In this regard, we note the charts included on pages 160 to 163. Alternatively, please revise to include specific cross references with appropriate narrative descriptions to the charts included on pages 160 to 163.

19. In addition, specify the percentage of voting/investment authority the TAM controlling shareholders will maintain after the combination transactions (rather than just disclosing their indirect voting interest in Holdco I).

Appraisal Report, page 27

20. Briefly explain why the parties elected to receive an Appraisal Report and describe its intended purpose. Explain how it is different than the opinions of each party's financial advisors with respect to the fairness of the transactions.

Interests of TAM Directors and Officers in the Proposed Combination, page 28

21. While it is appropriate to refer to more detailed disclosure later in the prospectus, the interests of the TAM insiders in the proposed combination should be highlighted and summarized here.

Certain Legal and Regulatory Matters, page 29

22. Summarize the impact on the combined entities if you are unsuccessful in your efforts to reverse the Decision or the three conditions of the Decisions outlined in the bullet points on page 29.

Delisting and Squeeze-Out, page 29

23. In your response letter, tell us whether the squeeze-out (if it occurs) will be subject to Rule 13e-3.

Risk Factors, page 39

Certain members of the board of directors, page 41

24. Please revise the third bullet point to quantify the financial advisory fees payable to BTG Pactual with respect to the proposed combination of LAN and TAM.

The rights of the holders of LAN common shares, page 42

25. We note that, in this risk factor, despite its heading, you simply list laws, regulations, rules and agreements governing the holders of LAN common shares, LAN ADSs, LAN BDSs, TAM shares and TAM ADSs, without any specific discussion of any material differences a holder of TAM shares or TAM ADSs may encounter upon becoming a holder of LAN common shares, LAN ADSs or LAN BDSs. Please provide some detail here of how the rights of the holders of LAN common shares, LAN ADSs and LAN BDSs are materially different than the current rights of holders of TAM shares and TAM ADSs.

LAN will not control the voting shares or the board of directors of TAM, page 45

26. Summarize the specific material corporate actions and decisions (or categories thereof if too lengthy to list) that will require super-majority approval going forward after the combination transactions.

LAN will have to withdraw from an existing airline alliance, page 47

27. Please revise this risk factor to clarify which alliance the combined airline will be a member of or revise the risk factor to clarify that it is not currently known to which alliance the combined airline will belong.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

28. You state in the last paragraph in this section that certain significant costs expected to be incurred, one-time costs directly attributable to the transaction and other identified costs are not reflected in the pro forma financial information. Please quantify each type of significant nonrecurring cost (and its related tax effect) directly attributable to the transaction that has been incurred or that is expected to be incurred that is not reflected in the pro forma financial information.

29. In connection with the above comment, please note that the pro forma balance sheet should reflect all material nonrecurring costs directly related to the transaction. Further, material nonrecurring costs directly related to the transaction included in the historical financial statements of operations should be removed through an adjustment to the pro forma statements of income. Please conform your pro forma financial information accordingly, as appropriate.

Unaudited Pro Forma Condensed Combined Statements of Income, pages 70 and 71

30. Please present historical and pro forma basic and diluted earnings per share amounts directly on the face of the pro forma statements of income. Present in the notes to the pro forma information clear details for each period of how the amounts were computed, the weighted average number of shares used in the computation, and how the weighted average number of shares was determined.

Noted to the Unaudited Pro Forma Condensed Combined Financial Information, page 72

Note 1. Basis of Presentation, page 72

31. You state that the purchase price is preliminary due to the uncertainty in the number of common shares to be issued and uncertainty of the value of such shares. In connection with the latter point, we note that the closing price per share of LAN common stock on December 9, 2011 was $23.93, a 16% decrease from the $28.53 price presently assumed. In view of these uncertainties, please include a sensitivity analysis in regard to the potential range of the amount of the purchase price based upon reasonable percentage increases and decreases in the number of shares to be issued and price per share. Please further note, the price per share used should be the most recent one at the time of filing and not necessarily that at the date of the most recent balance sheet presented in the filing.

Note 2. Pro Forma Adjustments, page 74

32. In note "c) Intangible assets," disclose each material intangible asset expected to be acquired and the estimated value attributed to each.

33. In notes g, i, j, and k, the adjustments include either the effects of a change in method, conformity to or consistency with LAN's accounting, and/or a change in estimated useful lives and residual values. Please separately disclose, as appropriate, the amount of such effects, details of how the amounts were derived and reasons for changes indicated. In so doing, state the prior and new methods, useful lives and residual values used.

34. Please disclose in note "r) Income Taxes" the basis for the pro forma adjustment to and pro forma amount of income taxes for each statement of income period presented.

Comparative Per Share Information, page 82

35. Please include footnotes to this table that detail how per share amounts were computed, as appropriate.

Background of the Exchange Offer and Mergers, page 87

36. Please provide us with copies of the board books and any other materials prepared by J.P. Morgan Securities or BTG Pactual. Also, provide us with copies of the respective engagement letters.

37. Refer to the second paragraph in this section on page 87 of the prospectus. From the disclosure there, it appears LAN and TAM have been in contact since 2004 regarding a possible business combination. Specify when LAN and TAM first entered into confidentiality agreements and generally what they covered.

38. We note the disclosure in the third paragraph of this section that discussions which began in 2004 and continued intermittently broke off in early 2010 and LAN management was authorized to explore other opportunities on June 29, 2010. Given these facts, explain what caused the parties to reengage at the meeting in Sao Paulo in June 2010.

39. We note that a number of in-person meetings or negotiations via telephone or e-mail occurred between July 2010 and August 2010 and then again between October 2010 and January 2011. Please revise this section to explain in greater detail the material developments that occurred at each respective meeting or negotiation which ultimately led to the definitive agreement being executed on January 18, 2011. We offer some additional guidance in the comments below.

40. We note your disclosure that on June 29, 2010 your board authorized your senior management to continue to explore possible investments in and business combinations with other Latin American airlines. To the extent any investments in and business combinations with other Latin American airlines besides TAM were considered by your board, or if any other strategic alternatives were considered by your board, such as other strategic partnerships, alliances, merger or acquisition transactions, please revise this section to discuss if, or when, those alternatives were considered and for what reasons those alternatives were not considered or pursued. If any other investments, business combinations, or other strategic alternatives were considered by TAM, please discuss.

41. In the second to last paragraph on page 87, you disclose that LAN engaged McKinsey Co. and TAM engaged Bain & Co. to advise them with respect to the business combination. To the extent that these parties provided reports, opinions or appraisals, they appear to be materially related to the business combinations. Therefore, please include the disclosure required by Item 1015(b) of Regulation M-A. See Item 4(b) of

Form F-4. In addition, see our comment below with respect to oral reports by independent third party advisors and the need to provide board books and other such materials where applicable.

42. We note your disclosure that on August 4 and August 5, 2010 UBS presented its valuation criteria, methodologies and valuation ranges developed to determine the economics of the proposed business combination. If LAN received any reports, opinions or appraisals from UBS, please revise this section to summarize those items as required by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A. Please note that oral reports should also be summarized and all reports, opinions or appraisals must be filed as exhibits to the document as required by Item 21(c) of Form F-4. To the extent applicable, please provide us with copies of the board books and any other materials prepared by UBS.

43. We note your disclosure that on August 4 and August 5, 2010 UBS and BTG Pactual presented the valuation criteria, methodologies and valuation ranges they each had developed to determine the economics of the proposed business combination. Please revise to disclose the valuation ranges that each of UBS and BTG Pactual presented at these meetings.

44. We note your disclosure that on August 13, 2010 LAN engaged J.P. Morgan Securities to replace UBS as LAN's financial advisor. Please revise to briefly discuss the reasons and circumstances for the replacement of UBS as LAN's financial advisor.

45. We note your disclosure that on August 12, 2010 LAN and TAM agreed on the exchange ratio for the proposed business combination. Please revise to discuss in greater detail how the exchange ratio was determined, including any material negotiations related thereto and which party proposed the final ratio.

LAN's Reasons for the Proposed Combination, page 89

Estimated Synergies of the Proposed Combination, page 91

46. Summarize the assumptions and limitations on the estimated synergies presented here. What could cause these figures to change materially?

47. Quantify the amount of the "relevant portion" of the costs of the implementation of this transaction you expect to be offset by the one-time sale of excess spare engines.

48. Refer to the reference to "internal projections" of the respective managements of LAN and TAM upon which the synergy estimates were based. Please summarize these projections as well. Include a brief discussion of the underlying assumptions and limitations.

Opinion of LAN's Financial Advisor, page 95

49. We note that J.P. Morgan Securities was provided with certain Projections prepared by or at the direction of the management of TAM. Please revise the prospectus in an appropriate section to disclose the Projections. In addition, describe any material assumptions or limitations on the Projections.

50. We note your disclosure in the first paragraph of the Selected Public Companies Trading Analysis section on page 97 that the selected publicly traded companies were selected, among other reasons, because they are airlines that operate in geographic areas that are subject to similar macroeconomic factors as LAN and TAM. Please revise to describe the "other reasons" or criteria used to select the comparable companies. Please revise the Opinion of TAM's Financial Advisor – Market Multiples Analyses section on page 106 in a similar manner.

51. We note your disclosure in the second to last paragraph that J.P. Morgan Securities will be paid customary compensation in respect of the proposed business combination, a substantial portion of which will become payable only if the business combination is consummated. Please revise to quantify the fees paid or to be paid to J.P. Morgan Securities with respect to the proposed business combination.

52. Please revise the final paragraph to quantify any fees paid to J.P. Morgan Securities and its affiliates relating to any material relationship that existed during the past two years between LAN and its affiliates and J.P. Morgan Securities and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

TAM Board of Directors' Recommendation, page 103

Opinion of TAM's Financial Advisor, page 103

53. Generally explain why TAM hired an advisor affiliated with two insiders of TAM (Andre Santos Esteves and Carlos Daniel Rizzo de Fonseca). Explain how the board of TAM considered and arrived at the conclusion that an advisor affiliated with a board member and a member of senior management was an appropriate party to render a fairness opinion with respect to the fairness of the proposed transaction.

54. We note that the BTG Pactual's opinion was delivered on August 13, 2010 and did not take into consideration the definitive agreements executed on January 18, 2011. Please revise this section to disclose whether any material changes in TAM's operations, performance or in any of the projections or assumptions upon which BTG Pactual's based its opinion have occurred since the delivery of the opinion.

55. Please revise the discussions of the various financial analyses used by BTG Pactual so that the recipients of the prospectus can understand exactly what each analysis indicates.

As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

56. We note the use of the defined term "Projections" in this section, and specifically on page 104, and in the Opinion of LAN's Financial Advisor section on page 95 appear to be inconsistent. Please revise as applicable.

Implied Exchange Ratio, page 105

57. We note that the range of implied equity values per share for TAM and LAN disclosed in this section do not appear to be supported by the various financial analyses used by BTG Pactual. In this regard, we note that the range of implied equity values per share for TAM and LAN disclosed in this section does not appear to correlate to the range of implied equity values per share disclosed in the third paragraph of the Discounted Cash Flow Analyses section on page 106 or in the table on page 108 of the Market Multiples Analyses section. Please advise.

58. We note your disclosure that BTG Pactual's final analysis resulted in a range between 0.84x and 0.93x for the exchange ratio between TAM and LAN. Please revise to explain in greater detail how this range was determined from the various financial analyses used by BTG Pactual.

Additional Information, page 108

59. We note your disclosure in the first paragraph that BTG Pactual will be paid a transaction fee in respect of the proposed business combination, all of which is contingent upon the business combination being consummated. Please revise to quantify the fees to be paid to BTG Pactual with respect to the proposed business combination.

60. Please revise the second paragraph to quantify any fees paid to BTG Pactual and its affiliates relating to any material relationship that existed during the past two years between TAM and its affiliates and BTG Pactual and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Appraisal Report, page 109

61. Please revise to provide all of the information required by Item 1015(b) of Regulation M-A with respect to the Appraisal Report. Refer to Item 4(b) of Form F-4. In this regard, we note that this section does not include all of the information required by Item 1015(b)(4) or (b)(6) of Regulation M-A.

The Exchange Offer, page 111

Timing of the Exchange Offer, page 113

62. Please confirm that you will hold the exchange offer open until at least midnight on the 20th U.S. business day subsequent to commencement, as required by Rule 14e-1(a) of the Securities Exchange Act of 1934. Specifically, we note your statements that the Auction Tender Deadline is 12:00 p.m., Eastern Time, on the expiration date and that the US Tender Deadline is 5:00 p.m., Eastern Time, on the day immediately preceding the expiration date. The date by which US holders must tender must meet the timing requirements of Rule 14e-1(a).

63. See our last comment above. We note the disclosure throughout the prospectus, beginning on the cover page, that withdrawal rights for TAM holders tendering through the US exchange agent will expire one day before the expiration for other tendering holders and one day before the expiration of the offer. Tell us in your response letter how this complies with the withdrawal rights requirements of Rule 14d-7.

Acceptance for Exchange, page 130

64. Here and in the Summary section, clarify when tendering holders will receive their new LAN shares if the offer is successfully completed, and when tendered shares will be returned if it is not. See Rule 14e-1(c).

Tax Consequences, page 132

65. Please revise throughout this section to state that TAM security holders are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors. Similarly, we note the use of the sentence in the Brazilian Tax Consequences section that says, "[p]lease note that this is a controversial issue and a careful risk assessment should be made by each investor." Investors should be able to rely on the opinion expressed. Please revise accordingly to remove any disclaimers.

66. Please revise to reflect that your discussion of Brazilian, Chilean and U.S. tax consequences in this section represents counsel's opinion, as applicable, rather than merely a "summary" or "description" of material Brazilian, Chilean or U.S. tax consequences. Alternatively, please confirm that counsel, as applicable, will file long form tax opinions.

Brazilian Tax Consequences, page 132

67. We note the uncertainty of certain tax consequences discussed in this section and throughout the prospectus. In each case, please revise to discuss in greater detail the degree of uncertainty and, as applicable, add appropriate risk factor disclosure to the

prospectus. As to the mention of the uncertainties in the Summary section, include a cross-reference to the more detailed disclosure later in the offer materials.

Security Ownership of Certain Beneficial Owners and Management of TAM, page 191

68. We note that the information in this section has been provided as of September 30, 2011. Please revise to provide the information in this section as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K. Please revise the Security Ownership of Certain Beneficial Owners and Management of LAN section on page 192 in a similar manner.

Identity and Background of Controlling Persons, Directors and Executive Officers, page 194

69. Please also provide disclosure regarding each person who will serve as a director and executive officer of LATAM. Refer to Item 19(a)(7) of Form F-4.

Unaudited Interim Consolidated Financial Statements of LAN, page 256 and
Unaudited Interim Period Financial Statements of TAM, page 382

70. We note that interim financial information for the period ended September 30, 2011 for each of LAN and TAM have been filed in respective Form 6-Ks for each company. Pursuant to Item 8.A.5 of Form 20-F, as directed by the instructions to Item 14 and by Item 17(a) of Form F-4, please update the historical and pro forma financial information presented in the filing accordingly.

Annexes

71. We note that certain annexes have been omitted and other annexes appear to be unexecuted drafts. Please attach fully executed agreements and any omitted annexes in the next amendment or, alternatively, advise when such annexes will be provided.

Annex A – J.P. Morgan Fairness Opinion

72. Refer to the last paragraph of the fairness opinion. Here or in the disclosure document, confirm that you received the permission of J.P. Morgan to utilize the fairness opinion in connection with this registration statement.

Annex B – BTG Pactual Fairness Opinion

73. See our last comment above. Provide the same disclosure with respect to the opinion of BTG Pactual included as Annex B.

Annex C – Appraisal Report

74. Please file the Appraisal Report promptly for our review or indicate in your response letter approximately when you intend to file it.

Part II

Item 21. Exhibits, page II-1

75. We note that a number of exhibits have not been annotated as "to be filed by a subsequent amendment" or do not include incorporation by reference cross references. For example, refer to Exhibits 10.1.3, 10.1.4, 10.2.4, 10.4.1, 10.5.1, 10.6, 10.7, and 10.8. Please revise or file as applicable.

Item 22. Undertakings, page II-4

76. Please provide the undertaking set forth in Item 512(h) of Regulation S-K or advise.

Signatures, page II-6

77. Refer to the LAN Airlines, S.A. signature page. Please revise the second half of the signature page to notate that the registration statement will be signed by LAN Airlines, S.A.'s controller or principal accounting officer. Refer to Instructions for Signatures on Form F-4.

78. Refer to the HOLDCO II S.A. signature page. Please revise the second half of the signature page to notate that the registration statement will be signed by HOLDCO II S.A.'s principal financial officer. Refer to Instructions for Signatures on Form F-4.

Exhibits 23.1 and 23.2

79. Please update the consents of independent registered public accounting firm in any subsequent amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor